Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Zapata Computing Holdings Inc. (f/k/a Andretti Acquisition Corp.) (the “Company”) on Form S-8 of our report dated March 25, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Andretti Acquisition Corp. as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023 appearing in the Annual Report on Form 10-K of Andretti Acquisition Corp. for the year ended December 31, 2023.

We were dismissed as auditors on March 28, 2024 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such prospectus for the periods after the date of our dismissal

/s/ Marcum LLP

Marcum LLP

Los Angeles, CA

June 14, 2024